

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2014

<u>Via E-mail</u>
Carl E. Wolters
C. Wolters Consultants, Inc.
10040 W. Cheyenne Ave
#170 Apt 211
Las Vegas, NV 89129

> **Re:** **C. Wolters Consultants, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 1, 2014**
> **File No. 333-183615**

Dear Mr. Wolters:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note you filed this pre-effective amendment to your Form S-1 under the file number of a registration statement that was previously withdrawn.

<u>Executive Compensation, page 29</u>

2. We note your revised disclosure on page II-1 regarding Recent Sales of Unregistered Securities and that Mr. Wolters received 1,500,000 shares for professional services on April 5, 2012. Please explain why this award was not included in your executive compensation table for fiscal year 2013.

Legal Matters, page 33

3. We note your response to comment 8 and that you have included Mr. Gewerter's name in the body of the filing. However, there is still reference to Ms. Abby Ertz in your filing. Please advise or revise.

Statement of Changes in Stockholders' Deficit, page F-6

4. In your response to our Comment 10, you revised the amount of common stock outstanding as of March 31, 2014. However, the total shares of common stock outstanding as of March 31, 2014 still do not agree with the balance sheet. Please revise to correct the difference accordingly.

You may contact Christie Wong, Staff Accountant, at (202) 551-3684 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Emily Drazan, Staff Attorney, at (202) 551-3208, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director